Mail Stop 4561

January 30, 2007

Mr. Li Te Xiao
Chairman, CEO and CFO
Artcraft V, Inc.
Baimang Checking Station 1st Building
South Mountain Xili Town
Shenzhen, China 518000

>   **Re: Artcraft V, Inc.**
>   **Amendment #3 to Form 10-KSB for the fiscal year ended**
>   **December 31, 2005**
>   **File No. 0-50818**

Dear Mr. Li Te Xiao:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Steven Jacobs
Associate Chief Accountant